Allego, a leading European public EV fast charging network

Disclaimer All statements other than statements of historical facts contained in this presentation are forward-looking statements. Allego N.V. (“Allego”) intends such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 21Eof the Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995. Forward looking statements may generally be identified by the use of words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,”, “project,” “forecast,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” “target” or other similar expressions (or the negative versions of such words or expressions) that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, without limitation, Allego’s expectations with respect to future performance. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially, and potentially adversely, from those expressed or implied in the forward-looking statements. Most of these factors are outside Allego’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (i) changes adversely affecting Allego’s business, (ii) the risks associated with vulnerability to industry downturns and regional or national downturns, (iii) fluctuations in Allego’s revenue and operating results, (iv) unfavorable conditions or further disruptions in the capital and credit markets, (v) Allego’s ability to generate cash, service indebtedness and incur additional indebtedness, (vi) competition from existing and new competitors, (vii) the growth of the electric vehicle market, (viii) Allego’s ability to integrate any businesses it may acquire, (ix) Allego’s ability to recruit and retain experienced personnel, (x) risks related to legal proceedings or claims, including liability claims, (xi) Allego’s dependence on third-party contractors to provide various services, (xii) Allego’s ability to obtain additional capital on commercially reasonable terms, (xiii)the impact of COVID-19, including COVID-19 related supply chain disruptions and expense increases, (xiv) general economic or political conditions, including the armed conflict in Ukraine and (xv) other factors detailed under the section entitled “Item 3.D. Risk Factors” of Allego’s Annual Report on Form 20-F for the year ended December 31,2021 and in Allego’s other filings with the U.S. Securities and Exchange Commission (“SEC.”) The foregoing list of factors is not exclusive. If any of these risks materialize or Allego’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that Allego presently does not know or that Allego currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Allego’s expectations, plans or forecasts of future events and views as of the date of this presentation. Allego anticipates that subsequent events and developments will cause Allego’s assessments to change. However, while Allego may elect to update these forward-looking statements at some point in the future, Allego specifically disclaims any obligation to do so, unless required by applicable law. These forward looking statements should not be relied upon as representing Allego’s assessments as of any date subsequent to the date of this presentation. Accordingly, undue reliance should not be placed upon the forward-looking statements. INDUSTRY AND MARKET DATA Although all information and opinions expressed in this presentation, including market data and other statistical information, were obtained from sources believed to be reliable and are included in good faith, Allego has not independently verified the information and makes no representation or warranty, express or implied, as to its accuracy or completeness. Some data is also based on the good faith estimates of Allego, which is derived from its review of internal sources as well as the independent sources described above. This presentation contains preliminary information only, is subject to change at any time and, is not, and should not be assumed to be, complete or to constitute all the information necessary to adequately make an informed decision regarding your engagement with Allego. FINANCIAL INFORMATION; NON-IFRS FINANCIAL MEASURES; CURRENCY CONVERSION Some of the financial information and data contained in this presentation, such as EBITDA, Operational EBITDA and free cash flow, have not been prepared in accordance with Dutch generally accepted accounting principles, United States generally accepted accounting principles or the International Financial Reporting Standards (“IFRS”). We define (i) EBITDA as earnings before interest expense, taxes, depreciation and amortization, (ii) Operational EBITDA as EBITDA further adjusted for reorganization costs, certain business optimization costs, lease buyouts, and transaction costs and (iii) free cash flow as net cash flow from operating activities less capital expenditures. Allego believes that the use of these non-IFRS measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to Allego’s financial condition and results of operations. Allego’s management uses these non-IFRS measures for trend analyses, for purposes of determining management incentive compensation and for budgeting and planning purposes. Allego believes that the use of these non-IFRS financial measures provides an additional tool for investors to use in evaluating projected operating results and trends and in comparing Allego’s financial measures with other similar companies, many of which present similar non-IFRS financial measures to investors. Management does not consider these non-IFRS measures in isolation or as an alternative to financial measures determined in accordance with IFRS. The principal limitation of these non-IFRS financial measures is that they exclude significant expenses and income that are required by IFRS to be recorded in Allego’s financial statements. In addition, they are subject to inherent limitations as they reflect the exercise of judgments by management about which expense and income are excluded or included in determining these non-IFRS financial measures. In order to compensate for these limitations, management presents non-IFRS financial measures in connection with IFRS results and reconciliations to the most directly comparable IFRS measure are provided in the Appendix to this presentation . TRADEMARKS AND TRADE NAMES Allego owns or has rights to various trademarks, service marks and trade names that it uses in connection with the operation of its businesses. This presentation also contains trademarks, service marks and trade names of third parties, which are the property of their respective owners. The use or display of third parties’ trademarks, service marks, trade names or products in this presentation is not intended to, and does not imply, a relationship with Allego or an endorsement or sponsorship by or of Allego. Solely for convenience, the trademarks, service marks and trade names referred to in this presentation may appear with the ®, TM or SM symbols, but such references are not intended to indicate, in any way, that Allego will not assert, to the fullest extent under applicable law, its rights or the right of the applicable licensor to these trademarks, service marks and trade names. CERTAIN RISKS RELATED TO ALLEGO All references to the “Company,” “Allego,” “we,” “us,” or “our” in this presentation refer to the business of Allego. The risks presented below are certain of the general risks related to Company’s business, industry and ownership structure and are not exhaustive. The list below is qualified in its entirety by disclosures contained in Allego’s Annual Report on Form 20-F for the year ended December 31,2021, as filed with the SEC. These risks speak only as of the date of the presentation, and we have no obligation to update the disclosures contained herein. The risks highlighted in future filings with the SEC may differ significantly from and will be more extensive than those presented below. •    Allego is an early stage company with a history of operating losses, and expects to incur significant expenses and continuing losses for the near term and medium term. • Allego has experienced rapid growth and expects to invest substantially in growth for the foreseeable future. If it fails to manage growth effectively, its business, operating results and financial condition could be adverselyaffected. •Allego’s forecasts and projections are based upon assumptions, analyses and internal estimates developed by Allego’s management. If these assumptions, analyses or estimates prove to be incorrect or inaccurate, Allego’sactual operating results may differ adversely and materially from those forecasted or projected. •Allego’s estimates of market opportunity and forecasts of market growth may prove to be inaccurate, and Allego’s growth and success is highly correlated with and dependent upon the continuing rapid adoption of • •Allego currently faces competition from a number of companies and expects to face significant competition in the future as the market for EV charging develops. •Allego may need to raise additional funds or debt and these funds may not be available when needed. •If Allego fails to offer high-quality support to its customers and fails to maintain the availability of its charging points, its business and reputation may suffer. • Allego relies on a limited number of suppliers and manufacturers for its hardware and equipment and charging stations. A loss of any of these partners or issues in their manufacturing and supply processes could negatively affect its business. •Allego’s business is subject to risks associated with the price of electricity, which may hamper its profitability and growth. •Allego is dependent on the availability of electricity at its current and future charging sites. Delays and/or other restrictions on the availability of electricity would adversely affect Allego’s business and results of operations. •Allego’s EV driver base will depend upon the effective operation of Allego’s EVCloud™ platform and its applications with mobile service providers, firmware from hardware manufacturers, mobile operating systems,networks and standards that Allego does not control. •If Allego is unable to attract and retain key employees and hire qualified management, technical, engineering and sales personnel, its ability to compete and successfully grow its business would be harmed. •Allego is expanding operations in many countries in Europe, which will expose it to additional tax, compliance, market, local rules and other risks. •Members of Allego’s management have limited experience in operating a public company. •New alternative fuel technologies may negatively impact the growth of the EV market and thus the demand for Allego’s charging stations and services. •The European EV market currently benefits from the availability of rebates, scrappage schemes, tax credits and other financial incentives from governments to offset and incentivize the purchase of EVs. The reduction, modification, or elimination of such benefits could cause reduced demand for EVs and EV charging, which would adversely affect Allego’s financial results. •Allego’s business may be adversely affected if it is unable to protect its technology and intellectual property from unauthorized use by third parties. •Allego’s technology could have undetected defects, errors or bugs in hardware or software which could reduce market adoption, damage its reputation with current or prospective customers, and/or expose it to product liability and other claims that couldmaterially andadversely affect its business. •The exclusive forum clause set forth in Allego’s Warrant Agreement may have the effect of limiting an investor’s rights to bring legal action against Allego and could limit the investor’s ability to obtain a favorable judicial forum for disputes with us. •Future sales, or the perception of future sales, of Allego’s ordinary shares and warrants by Allego or selling securityholders, including Madeleine Charging B.V. (“Madeleine”), which is indirectly beneficially owned by Meridiam SAS, could cause the market price for Allego’s ordinary shares andwarrantsto decline significantly. •Madeleine owns a significant amount of Allego’s voting shares and its interests may conflict with those of other shareholders.

Allego >    ~ First Quarter 2022 Performance Summary Financial and Operational Highlights (Unaudited) / Revenue of €30.5 million (+221% y-o-y) • Charging revenues more than doubled and services revenues increased three-fold in comparison to 1Q2021 Net loss of €350.9 million (versus €54.1 million in 1Q2021). Positive Operational EBITDA of €1.5 million (versus €0.5 million loss in 1Q2021) Nearly 1.6 million charging sessions, up 96% from 1Q2021, on company-owned sites2 Clean, 100% renewable energy delivered by Allego’s network increased 100% to 32 GWh from 15.9 GWh in 1Q2021 Utilization rate1 was 7.7% versus 4.5% in the year-ago period Source: Company information. Financial Information is unaudited. (1) Utilization rate, a key performance measure, is defined as the number charging sessions per charge I1}point per day divided by a maximum number of charging sessions per charger per day of 50 (for the ultra-fast charging pole). (2)Including third party sites, the total charging sessions amounted to 2.1 million.

Allego Operates One of the Largest Pan-European Public EV Charging Networks Highlights    Leading Presence in Europe -33,000 Charging Ports and 17,500 Public and Non- • Public Sites Across 15 Countries 1 VNet loss of €350.9 million in 1Q2022 • Current AC Sites5 \Z Positive Operational EBITDA of €1.5mm in 1Q20222 Wr /M®• current Fast and uitra-Fast s^ Strong Customer Loyalty with Consistent -80% | Operational Recurring Users 1 Secured Expan5ton7 >100% Historical Revenue Growth3 •*.***£j’ • Average Charger Utilization Rate of 7.7%4 » NOTE: Map includes both public and non-public sites. Note: Unaudited financial highlights may vary from actual results after finalizing the review for the quarter ended Jk IIMarch 31,2022, and such variance may be material.(6)Secured expansion countries refer to countries where the potential for EV charging is confirmed to be attractive enough and where inste 11J(1)Owned and third-party, as of March 31,2022.of charging ports has already started or has been decided. (2)Non-IFRS Measure. Please see reconciliation in the Appendix hereto (3)2017-2021CAGR. (4)Per March 2022 quarterly data for Ultra-Fast chargers. Excludes all non-operational sites and sites that became operational in 1Q2022. (5)As of Mav 2022.

Business Model Overview

Own & Operate

High Value Services Offering

Allamo™ & Allego EV Cloud™ Proprietary Software Platforms



- Build, own and operate Ultra-Fast and Fast charging sites
- Operator of one of the largest pan-European public EV charging networks

Owned Public Charging Ports Breakdown [1,2]

AC	Fast	Ultra-Fast
22,012	643	124



Allego



Allego

- Allamo™ software identifies premium charging sites and forecasts demand using external traffic statistics
- Proprietary software allows compatibility and an optimized user experience for all EV drivers
- Through Allego EV Cloud™, provides software solutions for EV charging owners, including payment and achieving high uptime



- Attractive, high margin third-party service contracts
- Services include site design and technical layout, authorization and billing, and operations & maintenance

Third-Party Public Charging Ports Breakdown [1]

AC	Fast	Ultra-Fast
4,896	686	489

Allego's proprietary energy platform sourcing green energy from multiple suppliers and even directly from renewable assets enables:

- ✓ Flexibility to choose optimal sourcing for our charging stations
- ✓ Ability to secure long-term PPA with renewable producers
- ✓ Long-term sustainable price for its charging
- ✓ Reduced volatility from energy market

Allego

Source: Company information as of March 31, 2022.
(1) Charging ports are defined as the number of sockets on a charger that are simultaneously accessible for charging.
(2) Only includes public chargers.

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Multiple Strategic Partnerships and Agreements Signed

Key partnerships representing additional secured 1,100 sites for Allego

May 31, 2022

Expands Strategic Partnership with ATU

- Equip an additional 400 ATU branch locations with e-charging stations; totalling 900 charging points
- Expected to be completed by 2024

ATU

May 25, 2022

Strategic Partnership with Groupe Bertrand

- Install ultra-fast charging stations at 15 locations throughout France
- 2 to 4 HPC stalls are foreseen per location; the first location is expected to go live in 2022 groupebertrand

May 18, 2022

Strategic Partnership with G&V Energy Group

- Install ultra-fast charging stations at 100 fuel stations across Belgium
- 12 fuel station installations will be realized in 2022; all to be completed by 2024

G&V ENERGY GROUP

March 03, 2022

Strategic Agreement Tamoil Italia

- Develop 11 ultra-fast and fast charging locations throughout Italy
- Lease contract is for a 25-year term

TAMOIL

Jan 22, 2022

Flanders Highways Win

- 28 ultra-fast charging sites along major highways in Flanders in 2022
- This will double to 56 sites by 2024

AGENTSCHAP WEGEN & VERKEER

Jan 21, 2022

5 Highway Locations on France's A355 Autoroute

- 5 ultra-fast charging locations; the first of which is now open with 8 charging spots (6 ultrafast and 2 fast)

VINCI AUTOROUTES

Dec 21, 2021

Strategic Partnership with Nissan

- Long-term partnership in 16 countries and across 600+ locations, to install, operate, and maintain DC fast chargers

NISSAN

Source: Company information.

Allego
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Premium and Diverse Customer and Partnership Base

Fleets & Corporates

bp, Shell, LeasePlan, postnl, La PLACE, Uber, VDL

OEMs

BMW, HYUNDAI, Volkswagen, TESLA, KIA, NISSAN

Allego

Hosts

ATU, REWE, Casino, TAMOIL, McDonald's, groupe bertrand, VALK, RADISSON HOTELS, VINCI AUTOROUTES, Carrefour

Municipalities

Gemeente Arnhem, CITY LONDON, EINDHOVEN, Berlin, TOULOUSE, City of Amsterdam

Allego's strong positioning enables partnerships across multiple end markets

Allego

Source: Company information.

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Investment Highlights

1 Large and Rapidly Growing Total Addressable Market

- Growth in EVs unlocks a significant addressable market, particularly in Europe
- Total TWh demand expected to grow ~8x by 2025 and >20x by 2030[1]

2 Leading Pan-European Player with a Clear First Mover Advantage

- One of the largest European public fast charging networks with a pan-European presence
- Partnerships with 16+ OEMs and 65+ real estate owners

3 Market Leading Proprietary Technology Provides a Competitive Advantage

- Unique technology platform with 100+ variable analytics informs optimal location / network design and performance
- Proprietary software allows compatibility with all OEMs creating an optimized user experience

4 Strong Unit Economics

- Proven ability to generate superior returns with expected >40% IRR and 3-4-year payback at site level without subsidies
- Operations at owned sites produce highly attractive gross margins
- Energy management enables us to effectively address price inflation
- 7.7% utilization rate[2] during 1Q2022 versus 4.5% during the same period in 2021
- ~3% utilization rate required for break-even gross profit, and ~6.5% for positive IRR

5 Business Model Underpinned by High Revenue Visibility and Financial Discipline

- Secured backlog of 1,100 premium sites provides superior visibility
- Disciplined investment policy with focus on premium locations

6 Attractive ESG Profile

- Network running 100% on renewable energy
- Enabled (250+ million miles) in 2021, thus avoiding ~59 million kg[3] of CO2 emissions

Allego

Source: Company information.
(1) BNEF
(2) Utilization rate, a key performance measure, is defined as the number of charging sessions per charge point per day divided by a maximum number of charging sessions per charger per day of 50 (for the ultra-fast charging pole).
(3) Assuming 140g/km.

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1Q2022 Demonstrates Continued Strong Momentum

Significant Growth Leading to Positive Operational EBITDA Revenue    Operational EBITDA Free Cash Flow1 (in€mm) (in€mm)(in€mm) €10QCharging sessions â– Services€ 2Q € 86.3 €9.2 € 80 €1.5(€ 20) € 0(€ 23.1) € 60(€0.5) € 60 € 44.2(€9.7) (€ 40) € 40 € 30.5(€ 20)(€ 49.6) € 25.8 € 29 (€ 60) € 20 € 20 € 16 (€27.8) € 26€ 9.5 € 4(€ 70.6) € 0 1â– (€ 40) J(€ 80)—2019 2020 2021 1Q2021 1Q2022 2019 2020 2021 1Q2021 1Q2022 2019 2020 2021 1,100 sites in Secured Backlog2 will transition the revenue mix shift to higher-margin charging revenues in the future Source: Company information. II(1)Free cash flow = Cash flow from operations—Capital expenditure + Proceeds from investment grants. Please see reconciliation to the most comparable IFRS measure provided elsewhere in this presentation. (2) As of May 2022. First Quarter 2022 Highlights Increase in Total Energy Sold Strong Results Buoyed by (incwh) —7175%• Accelerating EV sales in Europe increases demand for public charging

83    - 1Q2022 sales in Europe increased 61%]—LTM EV penetration in Europe was ~12.4%1 47 30 32• High energy sold driven by higher utilization and increased 16installed base (+23% YOY) —1Q20211Q2022• Average session per charger per day increased 59% YOY Utilization Rate on UFCs Almost Doubled pre-COVID• Utilization steadily improved throughout 1Q2022 reaching 7.7%2 (up from 4.5% from 1Q2021) —~2.0x| |• Allego provided 100% renewable energy to its network, 7 6%7 7o/oremaining an essential link to decarbonize mobility 3.8%4?4%4.5% 2019202020211Q20211Q2022 Source: Company information. Note:Utilization rate of UFC calculated based on a total capacity of 50 sessions per day per charger and computed in December of the years shown. .0) The European Automotive Manufacturers’Association, April 2022. (2)As of March 31, 2022. Demand Continued to Grow, and Visibility Remains High Total Number of Charging Sessions Charging Sessions Increasing with High Recurring Users (in‘000’) 6120 • 4 through its EV Cloud platform (+84% YoY) 3,701 2,9692139* Allego’s network continues to experience strong customer loyalty with an 1.702’approximately 80% recurring rate per month

85    439 •Forward operating indicators provide confidence 20152016201720182019202020211Q2021 1Q2022 User Track Record on Allego’s Network1 Robust Outlook Over the Intermediate Term (in % recurring users) o o• Expansion of the network on track with 1,100 sites in 77oZ 79%82%80%82%80%secured backlog2 1 ^Strong visibility gained from new site launches and partnerships •Overcoming cost increases through energy management 20182019202020211Q20211Q2022 Source: Company information. (1)All customer data is tracked through the ID cards/tokens used on Allego’s network and required for invoicing; 11(2)Per March 2022 quarterly data for Ultra-Fast chargers. Excludes all non-operational sites and sites that became operational in 1Q2O22. (3)Assuming 140g/km. (4)Total number of charging sessions for both company-owned and third-party sites.

Strong Revenue Visibility from Secured Backlog and Pipeline



Operational
Future expansion plans
Secured expansion

Total Allego Owned and Third-Party Fast and Ultra-Fast Charging Ports

Existing Presence	Secured Backlog	Pipeline
Additional sites secured since last update	~1,100 Additional Sites	1,000 Additional Sites



# of ports
1,994
8,594
~6,600
Backlog up ~46% since year-end 2021
14,594
~6,000

Existing Presence	Secured Backlog	Pipeline
Public fast charging ports in operation	10- to 15-year leases or MOUs have been signed for premium sites	Additional premium sites identified
Utilization trend validated	*Exclusivity secured*	*Exclusivity in discussion*

As EV traffic builds, existing sites are upgraded with additional chargers to support increased throughput and charging sessions

Allego

Source: Company information.
Note: Data as of May 2022.

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Operational Momentum in April and May 2022 Total Energy Sold 23 GWh    96% YoY Total Charging Sessions 1.5 million sessions 71% YoY Utilization rate: ultra-fast chargers—9.0%, up 83% YoY User recurrency per month Approximately 80% Source: Company information. Note:Utilization rate of UFC calculated based on a total capacity of 50 sessions per

| Allego . day per charger and is the average of April and May 2022.

Appendix Reconciliation of Non-IFRS Financial Measures Loss for the period    (350.9) (54.1)(319.7)(43.4)(43.1) Income tax 0.2(0.0)0.4(0.7)0.3 Finance costs117.93.415.411.35.9 Amortization and impairments of intangible assets0.80.72.73.72.3 Depreciation and impairments of right-of-use assets1.40.53.41.81.3 Depreciation, impairments and reversal of impairments of property, plant and equipment2.01.65.64.84.7 EBITDA(228.5)(47.9)(292.2)(22.5)(28.6) Fair value gains / (losses) on derivatives (purchase options)(5.3)-(2.9) Share-based payment expenses231.046.1291.87.1 Transaction costs4.21.311.8-- Bonus payments to consultants--0.6-- Lease buyouts    0.1 Business optimization costs ---1.80.8 Reorganization and Severance--0.13.8 Operational EBITDA1.5(0.5)9.2(9.7)(27.8) Cash generated from operations(9.2)(34.4)(56.9) Capital expenditures(15.6)(18.4)(17.0) Proceeds from investment grants1.73.23.3 Free cash flow (23.1)(49.6)(70.6) Source: Company Information.

Capital Structure

Security Description	Outstanding (O/S)	% of O/S Shares or Warrants	Approx % Subject to Lock-Up	Key Lock-Up Terms (for applicable securities)
Shares held by Madeleine	197,837,067	74.0%	98.5%	With respect to the E8 Part B Company Shares (as defined in the Registration Rights Agreement) and the Madeleine shares not acquired through the PIPE, other than with the consent of the Allego Board, Madeleine and E8 have agreed not to Transfer (as defined in the Registration Rights Agreement) securities received by it pursuant to the Business Combination Agreement until the date that is 180 days after the Closing (September 12, 2022) or earlier if, subsequent to the Closing, (a) the last sale price of the Allego Ordinary Shares equals or exceeds $12.00 per share for any 20 trading days within any 30-trading day period commencing at least 120 days after the Closing (July 14, 2022) or (b) Allego consummates a liquidation, merger, stock exchange or other similar transaction which results in all of Allego's shareholders having the right to exchange their Allego Ordinary Shares for cash, securities or other property. For clarity, Madeleine's 3,000,000 PIPE Shares are not subject to the lock-up described above.
Shares held by E8 Investor	41,097,994	15.4%	100%	
Public Shares and Other Shares	2,442,531	0.9%		Not applicable
Founder / Sponsor Shares	13,800,000	5.2%	100%	Subject to certain exceptions set forth in the Amendment to the Letter Agreement, Spartan's Sponsor and the other parties to the Amendment to the Letter Agreement dated as of July 28, 2021 by and between Spartan, the Spartan's Sponsor and certain executive officers and directors of Spartan's Sponsor have agreed not to Transfer (as defined in the Amendment to the Letter Agreement) any Allego Ordinary Shares until (i) six months after the Closing (September 16, 2022) or (ii) earlier if (a) the last reported sale price of Allego Ordinary Shares equals or exceeds $12.00 per share for any 20 trading days within a 30-day trading period commencing at least 120 days after the Closing Date (July 14, 2022), (b) Allego consummates a subsequent liquidation, merger, stock exchange or other similar transaction which results in all Allego's shareholders having the right to exchange their shares of Allego Ordinary Shares for cash, securities, or other property or (c) the Allego Board determines that the earlier termination of such restrictions is appropriate.
PIPE Shares	12,000,000	4.5%		Not applicable
Total Shares Outstanding	**267,177,592**	**100.0%**		
Public Warrants	13,799,948	100.0%		Warrants become exercisable 30 days after the completion of the business combination, so long as registration statement with respect to the shares underlying the Public Warrants is then effective and a prospectus relating thereto is current.
Total Warrants	**13,799,948**	**100.0%**		

Source: Company Information as of June 6, 2022.

Allego

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> keep driving forward